      As filed with the Securities and Exchange Commission on May 21, 1999
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                ---------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                ---------------

                          EXODUS COMMUNICATIONS, INC.
           (Exact name of the Registrant as specified in its charter)

                  Delaware                                     77-0403076
       (State or other jurisdiction of                      (I.R.S. employer
       incorporation or organization)                      identification no.)

                         2831 Mission College Boulevard
                         Santa Clara, California 95054
                                 (408) 346-2200
 (Address and telephone number of the Registrant's principal executive offices)

                                ---------------

                               Richard S. Stoltz
                       Executive Vice President, Finance
                          Exodus Communications, Inc.
                         2831 Mission College Boulevard
                         Santa Clara, California 95054
                                 (408) 346-2200
   (Name, address and telephone number of the Registrant's agent for service)

                                ---------------

                                   Copies to:
                              Horace L. Nash, Esq.
                            Robert A. Freedman, Esq.
                               Fenwick & West LLP
                              Two Palo Alto Square
                          Palo Alto, California 94306
                                 (650) 494-0600

                                ---------------

  Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
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
                                                       Proposed Maximum Proposed Maximum  Amount of
      Title of Each Class of Shares      Amounts to be  Offering Price     Aggregate     Registration
             to be Registered             Registered       per Unit      Offering Price      Fee
-----------------------------------------------------------------------------------------------------
  5% Convertible Subordinated Notes due
   March 15, 2006......................  $250,000,000        100%         $250,000,000     $69,500
-----------------------------------------------------------------------------------------------------
  Common stock, $0.001 par value per
   share...............................  5,473,150 (1)      -- (2)           -- (2)         -- (2)
-----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) This number represents the number of shares of Common Stock that are initially issuable upon conversion of the 5% Convertible Subordinated Notes due March 15, 2006 (the "Notes") registered hereby. For purposes of estimating the number of shares of Common Stock to be included in the Registration Statement upon the conversion of the Notes, the Company calculated the number of shares issuable upon conversion of the Notes based on a conversion rate of 21.8926 shares per $1,000 principal amount of the Notes. In addition to the shares set forth in the table, pursuant to Rule 416 under the Securities Act of 1933, as amended, the amount to be registered includes an indeterminate number of shares of Common Stock issuable upon conversion of the Notes, as this amount may be adjusted as a result of stock splits, stock dividends and antidilution provisions.
(2) No additional consideration will be received for the Common Stock, and, therefore, no registration fee is required pursuant to Rule 457(i).

   The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. The + +selling security holders may not sell these securities until the registration + +statement filed with the Securities and Exchange Commission is effective. +
+This prospectus is not an offer to sell these securities and it is not        +
+soliciting an offer to buy these securities in any state where the offer or   +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   Subject to Completion, Dated May 21, 1999

--------------------------------------------------------------------------------

                                   PROSPECTUS

--------------------------------------------------------------------------------

                                  $250,000,000

                          EXODUS COMMUNICATIONS, INC.

            5% Convertible Subordinated Notes Due March 15, 2006 and 5,473,150 Shares of Common Stock Issuable Upon Conversion of the Notes

  Holders of our 5% Convertible Subordinated Notes due March 15, 2006 may offer for sale the notes and the shares of our common stock into which the notes are convertible at any time at market prices prevailing at the time of sale or at privately negotiated prices. The selling holders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

  The holders of the notes may convert the notes into shares of our common stock at any time at a conversion rate of 21.8926 shares per $1,000 principal amount of notes. Interest on the notes is payable on March 15 and September 15 of each year, commencing on September 15, 1999. After March 20, 2001, we may redeem the notes, in whole or in part, at the redemption prices set forth in the section entitled "Description of Notes--Optional Redemption." However, we may not redeem the notes from March 20, 2001 through but excluding March 20, 2003 unless the closing price of our common stock is at least 140% of the conversion price for a period of time.

  In the event of a change in control of Exodus, as defined in the section entitled "Description of Notes-- Change in Control," each holder of notes may require us to repurchase the notes at 100% of the principal amount of the notes plus accrued interest. At our option, we may repurchase the notes for cash or common stock.

  The notes are unsecured obligations that are subordinated in right of payment to all of our existing and future senior indebtedness. See "Description of Notes--Subordination."

  Our common stock currently trades on the Nasdaq National Market under the symbol "EXDS." The last reported sale price on May 20, 1999 was $85.4375 per share.

  Our 5% convertible subordinated notes are currently eligible for trading on the PORTAL Market of the Nasdaq Stock Market.

  Investing in our common stock or our convertible subordinated notes involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 4 of this prospectus.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                    The date of this prospectus is   , 1999

   In connection with this offering, no person is authorized to give any information or to make any representations not contained in this prospectus. If information is given or representations are made, you may not rely on that information or representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus.

                               TABLE OF CONTENTS

                               ----------------

The Company.................................................................   3
Recent Events...............................................................   3
Risk Factors................................................................   4
Ratio of Earnings to Fixed Charges..........................................  14
Where You Can Find More Information.........................................  14
Documents Incorporated by Reference.........................................  15
Use of Proceeds.............................................................  15
Selling Holders.............................................................  16

Plan of Distribution........................................................  19
Description of Notes........................................................  21
Material United States Federal Income Tax Considerations....................  32
Description of Senior Notes.................................................  35
Description of Capital Stock................................................  37
Legal Matters...............................................................  39
Experts.....................................................................  39

   This prospectus contains forward-looking statements relating to future events or financial results, including statements indicating that "we believe," "we expect" or "we anticipate" that various events may occur or various trends may continue, and similar statements relating to future events or financial results. These forward-looking statements are subject to material risks and uncertainties as indicated under the caption "Risk Factors." Actual results could vary materially as a result of a number of factors, including those set forth in "Risk Factors" and elsewhere in this prospectus. We assume no obligation to update the forward-looking information contained in this prospectus.

   Unless the context otherwise requires, the terms "we," "our," "us," "the company" and "Exodus" refer to Exodus Communications, Inc., a Delaware corporation.

   All share numbers in this prospectus reflect the two-for-one stock split effected by Exodus on April 12, 1999. The information incorporated by reference into this prospectus, however, may not reflect the stock split.

                                  THE COMPANY

   Exodus is a leading provider of Internet system and network management solutions for enterprises with mission-critical Internet operations. Our solutions include Internet Data Centers, network services and managed services, which together provide the high performance, scalability and expertise that enterprises need to optimize their Web operations. Exodus delivers its services from geographically distributed, state-of-the-art Internet Data Centers that are connected through a high performance dedicated and redundant backbone network. Our tailored solutions are designed to integrate seamlessly with existing enterprise systems architectures and to enable customers to outsource the monitoring, administration and optimization of their equipment, applications and overall Internet operations. As of March 31, 1999, we had more than 1,000 customers, including installed and uninstalled customers under contract and managed over 9,000 customer servers. Our customers represent a variety of industries, ranging from Internet-centric companies such as Yahoo!, Lycos, eBay Inc., Hotmail Corporation, a subsidiary of Microsoft Corporation, Inktomi Corporation and GeoCities, to media companies such as MSNBC, USA Today Information Network, SportsLine USA, Inc. and E-Online!, to Fortune 500 customers such as Applied Materials, Fujitsu and National Semiconductor Corporation.

   As Internet usage continues to grow rapidly, businesses are increasing the breadth and depth of their Internet product and services offerings. These Internet operations are mission-critical for virtually all Internet-centric businesses and are becoming increasingly mission-critical for many mainstream enterprises. In order to ensure the quality, reliability, availability and redundancy of these mission-critical Internet operations, corporate IT departments must make substantial investments in facilities, personnel, equipment and networks that must be continuously upgraded to reflect changing technologies and rapidly scale as the enterprise grows. Such a continuing significant investment of resources is often an inefficient use of overall resources and, as a result, a significant need exists for collaborative outsourcing arrangements that can increase performance, provide continuous operation of Internet solutions and reduce Internet operating expenses. We believe a significant opportunity exists for a highly focused company to provide a combination of server hosting, Internet connectivity and managed services that will enable reliable, high performance of mission-critical Internet operations.

   Exodus offers an integrated portfolio of solutions that provide customers with a scalable, secure and high performance platform for the development, deployment and proactive management of mission-critical Internet operations. Our server hosting and Internet connectivity services are offered through our Internet Data Centers' national backbone network of multiple high speed clear DS-3, OC-3 and OC-12 lines, along with our public and private network peering interconnections. These services provide the foundation for high performance, availability, scalability and reliability of customers' Web server operations. We continue to upgrade our backbone in order to accommodate expected traffic growth. Our managed services enable us to manage Internet operations jointly with the customer and proactively and continuously. For example, these services include performance monitoring, site management reports, security services and data backup and restore services, integrating best-of-breed technologies from leading vendors with our expertise and proprietary technology.

                                 RECENT EVENTS

   On April 21, 1999, we announced that we had entered into a definitive agreement to acquire Cohesive Technology Solutions, Inc. for $100 million. Cohesive is a technology professional services organization with expertise in networking, web applications and technology solutions. We expect to close this transaction, which is subject to regulatory review and approval, in the third quarter of 1999.

                                  RISK FACTORS

Our Short Operating History and Heavy Losses Make Our Business Difficult to Evaluate

   Our limited operating history makes evaluating our business operations and our prospects difficult. We began offering server hosting and Internet connectivity services in 1995 and opened our first dedicated Internet Data Center in August 1996. Due to our short operating history, our business model is still in an emerging state. We have incurred operating losses and negative cash flows each quarter and year since 1995. Our accumulated deficit was approximately $119.0 million at March 31, 1999. We anticipate making significant investments in new Internet Data Centers and network infrastructure, product development, sales and marketing programs and personnel. We believe that we will continue to experience net losses on a quarterly and annual basis for the foreseeable future. We may also use significant amounts of cash to acquire complementary businesses, products, services or technologies. Although we have experienced significant growth in revenues in recent periods, we do not believe that this growth rate is necessarily indicative of future operating results. It is possible that we may never achieve profitability on a quarterly or an annual basis.

Our Operating Results Have Fluctuated Widely and We Expect This to Continue

   We have experienced significant fluctuations in our results of operations on a quarterly and an annual basis. We expect to continue to experience significant fluctuations due to a variety of factors, many of which are outside of our control, including:

  .  demand for and market acceptance of our services;

  .  reliable continuity of service and network availability;

  . the ability to increase bandwidth as necessary, both on our network and at our interconnection points with other networks;

  . costs related to the acquisition of network capacity and arrangements for interconnections with third-party networks;

  .  customer retention and satisfaction;

  .  capacity utilization of our Internet Data Centers;

  . the timing, magnitude and integration of acquisitions of complementary businesses and assets;

  .  the timing of customer installations;

  .  the provision of customer discounts and credits;

  .  the mix of services sold by us;

  . the timing and success of marketing efforts and service introductions by us and our competitors;

  . the timing and magnitude of capital expenditures, including construction costs relating to the expansion of operations;

  . the timely expansion of existing Internet Data Centers and completion of new Internet Data Centers;

  . the introduction by third parties of new Internet and networking technologies;

  .  changes in our pricing policies and those of our competitors; and

  .  fluctuations in bandwidth used by customers.

   In addition, a relatively large portion of our expenses are fixed in the short-term, particularly with respect to telecommunications, depreciation, substantial interest expenses, real estate and personnel. Therefore, our results of operations are particularly sensitive to fluctuations in revenues. Furthermore, if we were to become unable to continue leveraging third party products in our services offerings, our product development costs could increase significantly. Finally, many of our customers are in an emerging stage, and there is the possibility that we will not be able to collect receivables on a timely basis.

Rapid Expansion Produces a Significant Strain on Our Business

   The expansion of our network through the opening of additional Internet Data Centers in geographically diverse locations is one of our key strategies. We currently have eight Internet Data Centers located in six metropolitan areas:
Boston, San Francisco, New York, Los Angeles, Seattle and Washington, D.C., and we have a server hosting facility in the London metropolitan area. We expect to open additional Internet Data Centers in the Chicago, Seattle, Washington D.C. and London metropolitan areas in the second quarter of 1999. We also expect to open other data centers in the United States and server hosting facilities in Europe and Japan in 1999. To successfully expand, we must be able to assess markets, locate and secure new Internet Data Center sites, install facilities and establish additional peering interconnections with Internet service providers in a timely manner and at a reasonable cost. To manage this expansion effectively, we must continue to improve our operational and financial systems and expand, train and manage our employee base. Our inability to establish additional Internet Data Centers or effectively manage our expansion would have a material adverse effect upon our business.

   We expect to expend substantial resources for leases of real estate, significant improvements of facilities, purchase of complementary businesses, assets and equipment, implementation of multiple telecommunications connections and hiring of network, administrative, customer support and sales and marketing personnel with the establishment of each new Internet Data Center. Moreover, we expect to make significant investments in sales and marketing and the development of new services as part of our expansion strategy. The failure to generate sufficient cash flows or to raise sufficient funds may require us to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities, making it difficult for us to respond to competitive pressures.

   It usually takes us at least six months to select the appropriate location for a new Internet Data Center, construct the necessary facilities, install equipment and telecommunications infrastructure, and hire operations and sales personnel. Expenditures commence well before the Internet Data Center opens, and it takes an extended period for us to approach break-even capacity utilization. As a result, we expect that individual Internet Data Centers will experience losses for in excess of one year from the time they are opened. We experience further losses from sales personnel hired to test market our services in markets where there is no Internet Data Center. Growth in the number of our Internet Data Centers is likely to increase the amount and duration of losses. In addition, if we do not attract customers to new Internet Data Centers in a timely manner, or at all, our business would be materially adversely affected.

We Must Manage Growth Effectively

   We are experiencing, and expect to continue experiencing, rapid growth with respect to the building of our Internet Data Centers and network infrastructure, expansion of our customer base and increase in the number of employees. This growth has placed, and if it continues, will place, a significant strain on our financial, management, operational and other resources, including our ability to ensure customer satisfaction. This expansion also requires significant time commitment from our senior management and places a significant strain on their ability to manage the existing business. In addition, we may be required to manage multiple relationships with a growing number of third parties as we seek to complement our service offerings. Our ability to manage our growth effectively will require us to continue to expand operating and financial procedures and controls, to replace or upgrade our operational, financial and management information systems and to attract, train, motivate and retain key employees. We have recently hired many key employees and officers, and as a result, our entire management team has worked together for only a brief time. If our executives are unable to manage growth effectively, our business could be materially adversely affected.

Risks Associated with Acquisitions

   In October 1998 we acquired the assets of Arca Systems, Inc. and in February 1999 we acquired American Information Systems, Inc. We continue to expend resources integrating these new businesses and the personnel hired in connection with these acquisitions. In April 1999 we announced that we had entered into a definitive agreement to acquire Cohesive Technology Solutions, Inc. We believe that our future growth depends, in part, upon the acquisition of complementary businesses, products, services or technologies. If we buy a company, we could have difficulty in assimilating that company's technology, personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, future acquisitions by us may result in the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in amortization expenses.

Our Substantial Leverage and Debt Service Obligations Adversely Affect Our Cash Flow

   We have substantial amounts of outstanding indebtedness, primarily from our senior notes and convertible notes. There is the possibility that we may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due. As of March 31, 1999, we had indebtedness of approximately $487.7 million and available borrowings of up to an additional $4.6 million. We also expect to add additional equipment loans and lease lines to finance capital expenditures for our Internet Data Centers and may obtain additional long term debt, working capital lines of credit and lease lines. There can be no assurance that any financing arrangements will be available.

   Our substantial leverage could have significant negative consequences, including:

  . increasing our vulnerability to general adverse economic and industry conditions;

  .  limiting our ability to obtain additional financing;

  . requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

  . limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

  . placing us at a possible competitive disadvantage vis-a-vis less leveraged competitors and competitors that have better access to capital resources.

We Are Subject to Restrictive Covenants That Limit Our Flexibility

   Our senior notes and convertible notes contain various restrictions on our ability to incur indebtedness, pay dividends or make other restricted payments, sell assets, enter into affiliate transactions and take other actions. Furthermore, some of our existing financing arrangements are, and future financing arrangements are likely to be, secured by substantially all of our assets. The existing financing arrangements require, and future financing arrangements are likely to require, that we maintain specific financial ratios and comply with covenants restricting our ability to incur indebtedness, pay dividends or make other restricted payments, sell assets, enter into affiliate transactions or take other actions.

   In addition, the convertible notes proceeds may be used only for limited purposes. Proceeds in the amount of $48.5 million may be used for general corporate purposes. The remaining $194.5 million may be used only to finance the purchase of assets or other businesses to be used in our business.

We Compete With Much Larger Companies and There Are Few Barriers to Entry

   Our market is intensely competitive. There are few substantial barriers to entry, and we expect to face additional competition from existing competitors and new market entrants in the future. The principal competitive factors in this market include:

  .  Internet system engineering and other expertise;

  .  customer service;

  .  network capability, reliability, quality of service and scalability;

  .  the variety of services offered;

  . access to network resources, including circuits, equipment and interconnection capacity to other networks;

  .  broad geographic presence;

  .  price;

  .  the ability to maintain and expand distribution channels;

  .  brand name;

  .  the timing of introductions of new services;

  .  network security; and

  .  financial resources.

   There can be no assurance that we will have the resources or expertise to compete successfully in the future. Our current and potential competitors in the market include:

  .  providers of server hosting services;

  .  national and regional ISPs;

  . global, regional and local telecommunications companies and Regional Bell Operating Companies; and

  .  large IT outsourcing firms.

   Many of our competitors have substantially greater resources, more customers, longer operating histories, greater name recognition and more established relationships in the industry. As a result, these competitors may be able to develop and expand their network infrastructures and service offerings more quickly, devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies. In addition, these competitors have entered and will likely continue to enter into business relationships to provide additional services competitive with those we provide.

   Some of our competitors may be able to provide customers with additional benefits in connection with their Internet system and network management solutions, including reduced communications costs, which could reduce the overall costs of their services relative to ours. We may not be able to offset the effects of any price reductions. In addition, we believe our market is likely to encounter consolidation in the near future, which could result in increased price and other competition.

Our Market Is New and Our Services May Not Be Generally Accepted

   The market for Internet system and network management solutions has only recently begun to develop, is evolving rapidly and is characterized by an increasing number of market entrants. This market may not prove to be viable or, if it becomes viable, may not continue to grow. Our future growth depends on the willingness of enterprises to outsource the system and network management of their mission-critical Internet operations and our ability to market our services in a cost-effective manner to a sufficiently large number of customers. If this market fails to develop, or develops more slowly than expected, or if our services do not achieve market acceptance, our business would be materially and adversely affected. In addition, in order to be successful we must be able to differentiate ourselves from our competition through our service offerings.

System Failures Could Lead to Significant Costs

   We must protect our network infrastructure and customers' equipment against damage from human error, physical or electronic security breaches, power loss and other facility failures, fire, earthquake, flood, telecommunications failure, sabotage, vandalism and similar events. Despite precautions we have taken, a natural disaster or other unanticipated problems at one or more of our Internet Data Centers could result in interruptions in our services or significant damage to customer equipment. In addition, failure of any of our telecommunications providers, such as MCI WorldCom or Qwest Communications Corporation, to provide consistent data communications capacity could result in interruptions in our services. Any damage to or failure of our systems or service providers could result in reductions in, or terminations of, services supplied to our customers, which could have a material adverse effect on our business. In the past, we have experienced interruptions in specific circuits within our network resulting from events outside our control, which led to short-term degradation in the level of performance of our network.

Customer Satisfaction is Critical to Our Success

   Our customers demand a very high level of service. Our customer contracts generally provide a limited service level warranty related to the continuous availability of service on a 24 hours per day, seven days per week basis. This warranty is generally limited to a credit consisting of free service for a short period of time for disruptions in Internet transmission services. To date, only a limited number of customers have been entitled to this warranty. If we incur significant warranty obligations in connection with system downtime, our liability insurance may not be adequate to cover these expenses. As customers outsource more mission-critical operations to us, we may be subject to increased liability claims and customer dissatisfaction should our systems fail or our customers otherwise become unsatisfied.

Our Ability to Expand Our Network Is Unproven

   To satisfy customer requirements, we must continue to expand and adapt our network infrastructure. We are dependent on MCI WorldCom and Qwest and other telecommunications providers for our backbone capacity, including our dedicated clear channel network. The expansion and adaptation of our telecommunications infrastructure will require substantial financial, operational and management resources as we negotiate telecommunications capacity with network infrastructure suppliers. Due to the limited deployment of our services to date, our ability to connect and manage a substantially larger number of customers at high transmission speeds is unknown. We have yet to prove our network's ability to be scaled up to higher customer levels while maintaining superior performance. Furthermore, it may be difficult for us to quickly increase our network capacity in light of current necessary lead times within the industry to purchase circuits and other critical items. If we fail to achieve or maintain high capacity data transmission circuits, consumer demand could shrink because of possible degradation of service. In addition, as we upgrade our telecommunications infrastructure to increase bandwidth available to our customers, we expect to encounter equipment or software incompatibility which may cause delays in implementation.

We Depend on Network Interconnections

   We rely on a number of public and private network interconnections, commonly referred to as peering relationships, to allow our customers to connect to other networks. If our peering partners were to discontinue their support for the peering relationships, our ability to exchange traffic would be significantly constrained. Furthermore, our business will be adversely affected if these peering partners do not add more bandwidth to accommodate increased traffic. Many of the companies with which we maintain private peering interconnections are our competitors. There is nothing to prevent any peering partners, many of which are significantly larger than us, from charging high usage fees or denying access. In the future, private peering partners could refuse to continue to interconnect directly with us, might impose significant costs on us or limit our customers access to their networks. If we were unable on a cost-effective basis to access alternative networks to exchange our customers' traffic or if we were unable to pass through to our customers any additional costs of utilizing these networks, our business could be materially adversely affected.

Risks Associated with International Operations

   A component of our strategy is to expand into international markets, including Europe and Japan, and we currently have a server hosting site in the London metropolitan area. We expect to open an Internet Data Center in the London metropolitan area by the end of the second quarter of 1999 and server hosting facilities in Europe and Japan by the end of 1999. In order to expand international operations, we may enter into joint ventures or outsourcing agreements with third parties, acquire rights to high-bandwidth transmission capability, acquire complementary businesses or operations, or establish and maintain new operations outside of the United States. Thus, we will depend on third parties to be successful in our international operations. In addition, the rate of development and adoption of the Internet has been slower outside of the United States, and the cost of bandwidth has been higher, which may adversely affect our ability to expand operations and may increase our cost of operations internationally. The risks inherent in conducting business internationally include:

  . unexpected changes in regulatory requirements, export restrictions, tariffs and other trade barriers;

  .  challenges in staffing and managing foreign operations;

  .  differences in technology standards;

  .  employment laws and practices in foreign countries;

  .  longer payment cycles and problems in collecting accounts receivable;

  .  political instability;

  . fluctuations in currency exchange rates and imposition of currency exchange controls; and

  .  potentially adverse tax consequences.

Rapid Technological Change and Evolving Industry Standards

   Our future success will depend on our ability to offer services that incorporate leading technology and address the increasingly sophisticated and varied needs of our current and prospective customers. Our market is characterized by rapidly changing and unproven technology, evolving industry standards, changes in customer needs, emerging competition and frequent new service introductions. Future advances in technology may not be beneficial to, or compatible with, our business, and we may not be able to incorporate advances on a cost-effective and timely basis. Moreover, technological advances may have the effect of encouraging our current or future customers to rely on in-house personnel and equipment to furnish the services we currently provide. In addition, keeping pace with technological advances may require substantial expenditures and lead time.

   We believe that our ability to compete successfully is also dependent upon the continued compatibility and interoperability of our services with products, services and architectures offered by various vendors. Although we work with various vendors in testing newly developed products, these products may not be compatible with our infrastructure or adequate to address changing customer needs. For instance, existing networking hardware may not be immediately compatible with leading edge telecommunications infrastructure services, and therefore may require us to make significant investments to achieve compatibility. Although we intend to support emerging standards, industry standards may not be established or we may not be able to timely conform to new standards. Our failure to conform to a prevailing standard, or the failure of a common standard to emerge, could have a material adverse effect on our business.

System Security Risks Could Disrupt Our Services

   The ability to provide secure transmissions of confidential information over networks accessible to the public is a significant barrier to electronic commerce and communications. A portion of our services rely on encryption and authentication technology licensed from third parties. Despite a variety of network security measures taken by us, we cannot assure that unauthorized access, computer viruses, accidental or intentional actions and other disruptions will not occur. Our Internet Data Centers have experienced and may in the future experience delays or interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. Furthermore, inappropriate use of the network by third parties could also jeopardize the security of confidential information, such as customer and Exodus passwords as well as credit card and bank account numbers, stored in our computer systems or those of our customers. This could result in liability to us and the loss of existing customers or the deterrence of potential customers. The costs required to eliminate computer viruses and alleviate other security problems could be prohibitively expensive and the efforts to address these problems could result in interruptions, delays or cessation of service to our customers.

We Depend on Third-Party Equipment and Software Suppliers

   We depend on vendors to supply key components of our telecommunications infrastructure and system and network management solutions. Some of the telecommunications services and networking equipment is available only from sole or limited sources. For instance, the routers, switches and modems we use are currently supplied primarily by Cisco Systems, Inc. We typically purchase or lease all of our components under purchase orders placed from time to time. We do not carry significant inventories of components and have no guaranteed supply arrangements with vendors. Our failure to obtain required products or services on a timely basis and at an acceptable cost would have a material adverse effect on our business. In addition, the failure of our sole or limited source suppliers to provide products or components that comply with evolving Internet and telecommunications standards or that interoperate with other products or components we use could have a material adverse effect on our business. For example, we have experienced performance problems, including previously unknown software and firmware bugs, with routers and switches that have caused temporary disruptions in and impairment of network performance. In addition, we expect to depend for a time on third parties to deliver our services from and manage our international operations, including our site in London.

Government Regulation and Legal Uncertainties May Adversely Affect Our Business

   Laws and regulations directly applicable to communications and commerce over the Internet are becoming more prevalent. The United States Congress has recently considered Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union also recently enacted its own privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet could adversely affect our business. We provide services over the Internet in all states in the United States and in many foreign countries, and we facilitate the activities of our customers in these jurisdictions. As a result we may be required to qualify to do business, or be subject to taxation, or be subject to other laws and regulations, in these jurisdictions even if we do not have a physical presence or employees or property in these jurisdictions. The application of these multiple sets of laws and regulations is uncertain, but we could find that Exodus is subject to regulation, taxation, enforcement or other liability in unexpected ways, which could materially adversely affect our business.

There are Risks Involved with the Information Disseminated through Our Network

   The law relating to the liability of online services companies and Internet access providers for information carried on or disseminated through their networks is currently unsettled. The Child Online Protection Act of 1998 imposes criminal penalties and civil liability on anyone engaged in the business of selling or transferring material that is harmful to minors, by means of the World Wide Web, without restricting access to this type of material by underage persons. Numerous states have adopted or are currently considering similar types of legislation. The imposition upon us and other Internet network providers of potential liability for information carried on or disseminated through systems could require us to implement measures to reduce exposure to liability, which may require the expenditure of substantial resources, or to discontinue various service or product offerings. Further, the costs of defending against any claims and potential adverse outcomes of these claims could have a material adverse effect on our business. While we carry professional liability insurance, it may not be adequate to compensate or may not cover us in the event we become liable for information carried on or disseminated through our networks.

   Some businesses, organizations and individuals have in the past sent unsolicited commercial e-mails advertising sites hosted at our facilities to massive numbers of people. This practice, known as "spamming," has led to some complaints against us. In addition, some ISPs and other online services companies could deny network access to us if we allow undesired content or spamming to be transmitted through our networks. Although we prohibit customers by contract from spamming, there can be no assurance that customers will not engage in this practice, which could have a material adverse effect on our business.

We Depend on Our Key Personnel

   Our success depends in significant part upon the continued services of our key technical, sales and senior management personnel. Although some of our executive officers participate in our executive employment policy, none of our officers is a party to an employment agreement. Any officer or employee can terminate his or her relationship at any time. The loss of the services of one or more of our key employees or our failure to attract additional qualified personnel could have a material adverse effect on our business. We do not carry key-person life insurance for any of our employees.

We Depend on the Internet and Internet Infrastructure Development

   Our success will depend in large part on continued growth in the use of the Internet. Critical issues concerning the commercial use of the Internet, including security, reliability, cost, ease of access, quality of service and necessary increases in bandwidth availability, remain unresolved and are likely to affect the development of the market for our services. In addition, the rate of development and adoption of the Internet has been slower outside of the United States and the cost of bandwidth has been higher. The recent growth in the use of the Internet has caused frequent periods of performance degradation, requiring the upgrade of routers and switches, telecommunications links and other components forming the infrastructure of the Internet by ISPs and other organizations with links to the Internet. Any perceived degradation in the performance of the Internet as a whole could undermine the benefits of our services. Consequently, the emergence and growth of the market for our services is dependent on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion.

Risks Associated with Protection and Enforcement of Intellectual Property
Rights

   We rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect proprietary rights in our products and services. We have no patented technology that would preclude or inhibit competitors from entering our market. Although we have entered into confidentiality agreements with our employees, contractors, suppliers, distributors and appropriate customers to limit access to and disclosure of our proprietary information, these may prove insufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. In addition, the laws of various foreign countries may not protect our products, services or intellectual property rights to the same extent as do the laws of the United States.

   In addition to licensing technologies from third parties, we are developing and acquiring additional proprietary intellectual property. Third parties may try to claim that our products or services infringe their intellectual property. We expect that participants in our markets will be increasingly subject to infringement claims. Any claim, whether meritorious or not, could be time consuming, result in costly litigation, cause product installation delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements might not be available on terms acceptable to us or at all.

Risk Related to the Year 2000 Problem

   The Year 2000 problem stems from the use of a two digit date to represent the year (e.g., 85 = 1985) in computer software and firmware. As a result, many currently installed computer systems are not capable of distinguishing dates beginning with the year 2000 from dates prior to the year 2000. As a result, computer systems or applications used by many companies in a wide variety of industries may experience operating difficulties unless the systems or applications are modified to process adequately information related to the date change. Significant uncertainty exists in the software and other industries concerning the scope and magnitude of problems associated with the century change. To the extent Year 2000 issues cause significant delays in or cancellation of decisions to purchase products or product support, due to the reallocation of resources to address Year 2000 issues or otherwise, our business could be materially adversely affected.

   We recognize the need to ensure our operations will not be adversely impacted by Year 2000 issues. We have put into place a comprehensive Year 2000 Risk Management initiative that is adequately funded, staffed and managed. This initiative's scope covers both our information technology (IT) systems and non-IT systems and addresses all areas of the Year 2000 issues as defined by the Information Technology Association of America (ITAA). Our internal inventory audit was completed in January 1999. We plan to have an independent review of our Year 2000 assessment completed in the second quarter of 1999, with final Year 2000 compliance expected in the third quarter of 1999.

   We have determined that our Internet Data Center equipment is either currently Year 2000 compliant or that a funded replacement/upgrade plan is in place to resolve known issues. Likewise, based on the on-going assessment relative to our current software service offerings, we believe that the current versions of these products are either Year 2000 compliant or will not require substantial effort or cost to make them Year 2000 compliant by the end of the third quarter of 1999. We have reviewed, and continue to review, internal management information and other systems in order to identify and modify those products, services or systems that may not be Year 2000 compliant. Based on our assessment to date, we believe that internal management information and other systems are either Year 2000 compliant or will not require substantial effort of cost to make them Year 2000 compliant. We do not foresee any issues with internal IT and internal non-IT systems being Year 2000 compliant by the end of the third quarter of 1999.

   Our Year 2000 initiative also addresses vendor relationships (both IT and non-IT) and their readiness/preparedness relating to Year 2000 issues. IT vendors include software providers, hardware providers, service providers, off the shelf software publishers and IT consultants. Non-IT providers include electric power suppliers, vendors of uninterruptable power supplies and generators, telecommunications service and equipment providers, business partners, facilities maintainers and other non-IT service contractors. In the event that third parties cannot provide us with products, services of systems that are Year 2000 compliant on a timely basis, our business could be materially adversely affected. To date, we have not discovered nor do we anticipate any material Year 2000 issues with vendors and service providers. Evaluation of vendor Year 2000 preparedness is an on-going process. As our Year 2000 evaluation does not evaluate our vendors' vendors nor our vendors' customer base viability issues, we will be developing contingency plans to address specific vendor/service provider concerns. Our contingency plan shall be completed by September 30, 1999.

   Many of our customers maintain their Internet operations on servers, which may be impacted by Year 2000 complications. The failure of our customers to ensure that their servers are Year 2000 compliant could have a material adverse effect on our customers, which in turn could have a material adverse effect on our business, if our customers are forced to cease or interrupt Internet operations or experience malfunctions related to their equipment.

   We have established procedures for evaluating and managing the risks and costs associated with this problem. Funding and execution for this initiative is within our existing business units and operating budgets and is not viewed as material. Based on our current assessment, we believe the costs, excluding employee personnel time and effort to resolve Year 2000 issues, other than unanticipated liabilities, should not exceed $500,000. We further estimate that the time and effort required of our personnel to resolve Year 2000 issues will not be material.

   While we believe our Year 2000 initiative to be prudent, properly funded and staffed and well-managed, there can be no assurance that we will identify and remedy all Year 2000 problems in a timely fashion, that any remedial efforts in this regard will not involve significant time and expense, or that such problems will not have a material adverse effect on our business.

The Notes are Subordinated to Other Debt

   The notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness, as defined in the indenture governing the notes. As a result, in the event of bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default, as defined below and in specific other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full in cash or other payment satisfactory to the holders of senior indebtedness. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The notes are also effectively subordinated to the liabilities, including trade payables, of our subsidiaries. The indenture governing the notes does not prohibit or limit the incurrence of senior indebtedness or the incurrence of other indebtedness and other liabilities by us or our subsidiaries. The incurrence of additional indebtedness and other liabilities by us or our subsidiaries could adversely affect our ability to pay obligations on the notes. As of March 31, 1999, we had approximately $237.7 million of indebtedness outstanding that would have constituted senior indebtedness. As of March 31, 1999, our subsidiaries had no material indebtedness or other liabilities. We anticipate that from time to time we will incur additional indebtedness, including senior indebtedness. See "Description of Notes--Subordination of Notes."

Limitations on Redemption of Notes Upon Change of Control

   Upon a change of control, as defined below, each holder of notes has rights, at the holder's option, to require us to redeem all or a portion of the holder's notes. Although the indenture allows us, subject to satisfaction of conditions, to pay the redemption price in shares of common stock, if a change of control were to occur, we may not have sufficient funds to pay the redemption price for all notes tendered by holders. Our indenture relating to our senior notes may prohibit the payment of the redemption price while the senior notes are outstanding. Any future credit agreements or other agreements relating to other indebtedness, including other senior indebtedness, to which we become a party may contain similar restrictions and provisions. In the event a change of control occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of lenders to the purchase of notes or could attempt to refinance the borrowings that contain this prohibition. If we do not obtain a consent or repay these borrowings, we would remain prohibited from purchasing or redeeming notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of other indebtedness that we may enter into from time to time. In these circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes. The term "change of control" is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a change of control does not necessarily afford holders of the notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us. See "Description of Notes--Redemption at Option of Holders."

Absence of Public Market for the Notes and Restrictions on Resale

   There is no public trading market for the notes. Although the initial purchasers of the notes have advised us that they currently intend to make a market in the notes, they are not obligated to do so and may discontinue their market making at any time without notice. In addition, their market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, there can be no assurance that any market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of their notes could be materially adversely affected. We do not intend to apply for listing of the notes on any securities exchange.

Volatility of Our Stock Price

   The market price of our common stock has fluctuated in the past and is likely to continue to fluctuate. In addition, the securities markets, particularly with respect to Internet stocks, have experienced significant price and volume fluctuations.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                       Three Months
                                  Year Ended December 31,            Ended March 31,
                        ------------------------------------------- ------------------
                          1995        1996        1997      1998      1998      1999
                        -------- -------------- --------- --------- --------- --------
                                 (in thousands)
Deficiency of earnings
 available to cover
 fixed charges......... $(1,311)    $(4,133)    $(25,298) $(66,442) $(13,321) $(22,164)

                                                                  Year Ended
                                                               December 31, 1994
                                                               -----------------
Ratio of earnings to fixed charges....................               26 x

   Earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion or rental expense we believe to be representative of interest.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect the documents we file with the SEC and copy them, at prescribed rates, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. You may also read our filings at the SEC's Web site at http://www.sec.gov.

   We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the notes and common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. We have omitted parts of the registration statement as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or document filed as an exhibit to the registration statement for complete information. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC's public reference facilities or Web site.

   The SEC allows us to incorporate by reference into this prospectus information that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered as part of this prospectus, and later information we file with the SEC will automatically update and supersede this information. We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any and all of the information that has been incorporated by reference into this prospectus other than exhibits to these documents, unless the exhibits are specifically incorporated by reference in the prospectus as well. Requests for copies should be directed to 2831 Mission College Boulevard, Santa Clara, California 95054, Attention: Adam W. Wegner, General Counsel, telephone: (408) 346-2200.

                      DOCUMENTS INCORPORATED BY REFERENCE

   The following documents that we have filed with the SEC are incorporated by reference into this prospectus:

  .  our annual report on Form 10-K for the year ended December 31, 1998;

  .  our quarterly report of Form 10-Q for the quarter ended March 31, 1999;

  . our current reports on Form 8-K filed January 29, 1999, February 22, 1999 and March 2, 1999;

  . the description of our common stock on Form 8-A filed on February 13, 1998 and the description of our preferred stock purchase rights on Form 8-A filed on January 29, 1999; and

  . all other information that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of the notes or common stock by the selling security holders.

                                SELLING HOLDERS

   The notes were originally issued by Exodus and sold by the initial purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers or other institutional accredited investors. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

   The following table sets forth information, as of May 13, 1999, with respect to the selling holders and the principal amounts of notes beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling holders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. No selling holder named in the table below beneficially owns one percent or more of our common stock assuming conversion of a selling holder's notes, except that Goldman Sachs & Co. beneficially owned 1.0% before the offering and Janus Capital Corporation owned 1.8% before the offering assuming the conversion of their notes.

                                           Principal Amount     Common                    Common
                                               Of Notes         Stock                   Stock Owned
                                             Beneficially    Owned Prior     Common        After
                                              Owned And         to the        Stock    Completion of
Name                                           Offered      Offering(1)(2) Offered (2) the Offering
----                                       ---------------- -------------- ----------- -------------
Advantus Capital Management, Inc. .......     $  800,000        17,514        17,514        --
AIG/National Union Fire Insurance........        390,000         8,538         8,538        --
AIM Balanced Fund........................      4,000,000        87,570        87,570          --
Aim VI Balanced Fund.....................         60,000         1,313         1,313          --
Alexandra Global Investment Fund I
 Ltd. ...................................      3,000,000        65,677        65,677          --
Allstate Insurance Company...............      1,000,000        21,892        21,892          --
Argent Classic Convertible Arbitrage Fund
  (Bermuda) L.P. ........................      5,750,000       125,882       125,882          --
Argent Classic Convertible Arbitrage Fund
 L.P. ...................................      4,250,000        93,043        93,043          --
Aristeia International, Ltd. ............      2,060,000        45,098        45,098          --
Aristeia Trading, L.L.C. ................      1,440,000        31,525        31,525          --
Arkansas Teachers Retirement.............      1,882,000        41,201        41,201          --
Associated Electric & Gas Insurance
 Services Limited........................        200,000         4,378         4,378          --
BancBoston Robertson Stephens Inc........      1,129,000        24,716        24,716          --
Baptist Health of South Florida..........        151,000         3,305         3,305          --
BNP Arbitraye SNC........................      1,050,000        32,587(3)     22,987       9,600
Boston Museum of Fine Arts...............        105,000         2,298         2,298          --
Boulder Capital Inc. ....................      6,750,000       147,775       147,775          --
Boulder II Limited.......................      1,000,000        21,892        21,892          --
Calamos Growth and Income Fund...........        400,000         8,757         8,757          --
CPR (USA) Inc............................        550,000        12,040        12,040          --
Deutsche Bank Securities.................      6,916,000       151,409       151,409          --
Dunham & Associates III..................         89,000         1,948         1,948          --
Engineers Joint Pension Fund.............        285,000         6,239         6,239          --
Equity Portfolio.........................      6,000,000       131,355       131,355          --
Family Service Life Insurance Co. .......        400,000         8,757         8,757          --
Fidelity Financial Trust: Fidelity
 Covertible Securities Fund..............      4,000,000        87,570        87,570          --
Forest Alternative Strategies Fund II
 L.P. Series A 5 M.......................        125,000         2,736         2,736          --
Forest Alternative Strategies Fund II LP
 Series A 5 I............................        345,000         7,552         7,552          --
Forest Fulcrum Fund L.P. ................      6,900,000       151,058       151,058          --

                          Principal Amount     Common                     Common
                              Of Notes         Stock                    Stock Owned
                            Beneficially    Owned Prior      Common        After
                             Owned And         to the         Stock    Completion of
Name                          Offered      Offering(1)(2)  Offered (2) the Offering
----                      ---------------- --------------  ----------- -------------
Forest Global
 Convertible Fund Series
 A 5....................    $  9,700,000       212,358        212,358         --
Guardian Life Insurance
 Co. of America.........       7,800,000       170,762        170,762         --
The Guardian Master
 Pension Trust..........         300,000         6,567          6,567         --
Goldman, Sachs and Co...      19,773,000       432,882        432,882         --
Halliburton Company
 Employee Benefit Plan..         200,000         4,378          4,378         --
HBK Cayman L.P. ........       2,165,000        47,397         47,397         --
HBK Offshore Fund
 Ltd. ..................       4,335,000        94,904         94,904         --
Highbridge
 International, LLC ....       6,968,000       152,547        152,547         --
ICI American Holdings
 Trust..................         395,000         8,647          8,647         --
Janus Capital
 Corporation............      34,000,000       744,348        744,348         --
JMG Convertible
 Investments, L.P. .....       7,950,000       174,046        174,046         --
Julius Baer Securities..         550,000        12,040         12,040         --
Kentfield Trading,
 Ltd ...................       7,309,000       160,013        160,013         --
LibertyView Plus Fund...         450,000         9,851          9,851         --
Lipper Convertibles
 Series II, L.P. .......       1,500,000        32,838         32,838         --
Lipper Offshore
 Convertibles, L.P. ....       2,000,000        43,785         43,785         --
LLT Limited.............         180,000         3,940          3,940         --
Marsico Growth & Income
 Fund...................       3,618,000        79,207         79,207         --
McMahan Securities
 Company, L.P. .........       1,000,000        21,892         21,892         --
Medici Partners, L.P. ..         600,000        13,135         13,135         --
Michael Angelo, L.P. ...       2,000,000        43,785         43,785         --
Millennium Trading Co.,
 L.P. ..................       1,000,000        21,892         21,892         --
Nalco Chemical Company..         200,000         4,378          4,378         --
Nations Marsico Annuity
 Growth & Income........         145,000         3,174          3,174         --
Nations Marsico Growth &
 Income Fund............       1,237,000        27,081         27,081         --
Nicholas Applegate
 Convertible Fund.......       2,930,000        64,145         64,145         --
Onex Industrial Partners
 Limited................       5,750,000       125,882        125,882         --
Pell Rudman Trust Co.,
 NA.....................         975,000        37,370(4)      21,345     16,025
R2 Investments, LDC.....       6,250,000       136,828        136,828         --
Ralphael, L.P. .........       1,500,000        32,838         32,838         --
Ramius Fund Ltd. .......       3,450,000        75,529         75,529         --
Ramius, L.P. ...........       3,600,000        78,813         78,813         --
RCG Baldwin, L.P. ......       1,800,000        39,406         39,406         --
Salomon Smith Barney
 Inc. ..................         725,000        15,872         15,872         --
San Diego City
 Retirement.............         797,000        17,448         17,448         --
San Diego County
 Convertible............       2,099,000        45,952         45,952         --
Southern Farm Bureau
 Life Insurance-FRIC....         550,000        12,040         12,040         --
Starvest Combined
 Portfolio..............         565,000        12,369         12,369         --
State of Delaware PERS..         900,000        19,703         19,703         --
State of Oregon Equity..       4,495,000        98,407         98,407         --
Triarc Companies Inc. ..         600,000        13,135         13,135         --
Tribech Investments
 L.L.C. ................      17,000,000       372,174        372,174         --
Triton Capital
 Investments, Ltd. .....       9,800,000       214,547        214,547         --
Wake Forest University..         717,000        15,696         15,696         --
Zeneca Holdings Trust...         395,000         8,647          8,647         --
Any other holder of
 notes or future
 transferee from any
 holder (5)(6)..........       8,700,000       190,502        190,502         --
                            ------------     ---------      ---------     ------
    Total...............    $250,000,000     5,498,775      5,473,150     25,625
                            ============     =========      =========     ======

--------
(1) Includes common stock into which the notes are convertible.

(2) Assumes a conversion rate of 21.8926 shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional interest.

(3) Includes an additional 9,600 shares of our common stock held by BNP Arbitraye SNC.

(4) Includes an additional 16,025 shares of our common stock held by Pell Rudman Trust Co., N.A.

(5) Information concerning other selling holders of notes will be set forth in prospectus supplements from time to time, if required.

(6) Assumes that any other holders of notes or any future transferee from any holder does not beneficially own any common stock other than common stock into which the notes are convertible at the conversion rate of 21.8926 shares per $1,000 principal amount of notes.

   None of the selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with Exodus within the past three years, except that Goldman, Sachs & Co. and BancBoston Robertson Stephens Inc. were initial purchasers in connection with the offer and sale of the notes in March 1999. In addition, Goldman, Sachs & Co. was an initial purchaser in connection with the offer and sale of our senior notes in June 1998 and was the lead underwriter for our initial public offering of common stock in March 1998. The selling holders purchased all of the notes from Exodus in a private transaction on March 3, 1999. All of the notes were "restricted securities" under the Securities Act prior to this registration.

   Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION

   The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

   The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

  . on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

  .  in the over-the-counter market;

  . in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

  . through the writing of options, whether the options are listed on an options exchange or otherwise; or

  .  through the settlement of short sales.

   In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling holders may also sell the notes or the common stock into which the notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

   The aggregate proceeds to the selling holders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. Exodus will not receive any of the proceeds from this offering.

   Exodus' outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

   In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

   The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

   In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any notes or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

   To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

   Exodus entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and Exodus and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. Exodus will pay substantially all of the expenses incurred by the selling holders of Exodus incident to the offering and sale of the notes and the common stock.

                              DESCRIPTION OF NOTES

   The notes were issued under an indenture dated as of March 1, 1999 between Exodus and Chase Manhattan Bank and Trust Company, National Association, as trustee. You may request a copy of the indenture from the trustee at its offices in New York City. References in this section to "us" or "Exodus" are solely to Exodus Communications, Inc. and not our subsidiaries. This section summarizes the provisions of the notes and the indenture and the related registration rights agreement. You should refer to these documents for more detailed information.

General

   We issued $250,000,000 aggregate principal amount of the notes. The notes are unsecured subordinated obligations of Exodus. The notes will mature on March 15, 2006, when they will be payable at a price of 100% of the principal amount. The notes bear interest beginning on March 3, 1999 at an annual rate of 5%, payable semiannually on March 15 and September 15 of each year, commencing on September 15, 1999. Interest payable per $1,000 principal amount of notes for the period from March 3, 1999 to September 15, 1999 will be $26.67.

   The notes are currently convertible into our common stock initially at the conversion rate of 21.8926 shares per $1,000 principal amount, subject to adjustment upon the occurrence of the specified events described below under "Conversion Rights," at any time until the maturity date, unless previously redeemed or repurchased.

Global Note; Book-Entry System

   Notes held by qualified institutional buyers are evidenced by a global note and were deposited with the trustee as custodian for the Depository Trust Company, or DTC, and registered in the name of Cede & Co., as nominee of DTC. Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

   If a qualified institutional buyer is a participant in DTC, it may hold its interest in the global note directly through DTC or indirectly through organizations that are participants. Qualified institutional buyers who are not participants may beneficially own interests in the global note held by DTC only through participants in DTC or various banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant. Transfers between participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. The laws of some states require that specified persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the global note to these persons may be limited.

   We will pay interest on and principal of and the redemption or repurchase price of the global note, as well as any payment of liquidated damages, as described below, to Cede, the nominee for DTC, as the registered owner of the global note, by wire transfer of immediately available funds on each relevant payment date. We and the trustee have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note.

   DTC has informed us that its practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their beneficial interests in the global note, unless it has reason to believe that it will not receive payment. Only the DTC participants are responsible for payments to owners of beneficial interests held through them.

   Redemption notices shall be sent to Cede. If less than all the notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant in the issue to be redeemed.

   Neither DTC nor Cede will consent or vote with respect to the notes. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede's consenting or voting rights to those participants to whose accounts to which the notes are credited on the record date are identified in a listing attached to the omnibus proxy.

   Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, a person or entity having a beneficial interest in the global note may be unable to pledge its interest to persons or entities that do not participate in the DTC book-entry system, and other actions related to their interest may be affected, due to the lack of a physical certificate evidencing their interest.

   DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account with DTC interests in the global note are credited. DTC will only take action in respect of the portion of the principal amount of the notes represented by the global note as to which the participant or participants has or have given direction.

   DTC has advised us that it is a limited purpose trust company organized under the laws of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include other organizations. Various participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant.

   Although DTC has agreed to the above procedures in order to facilitate transfers of beneficial ownership interests in the global note among participants, it has no obligation to perform or continue to perform these procedures.

   The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information. We are not responsible for the performance by DTC or its participants or indirect participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in the global note. The trustee is also not responsible for this performance.

   So long as DTC is the registered owner of the global note, DTC will be considered the sole legal owner or holder of the notes represented by the global note. Except as set forth below, owners of beneficial interests in a global note will not be entitled to have notes represented by the global note registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the legal owners or holder of the notes under the indenture. Accordingly, each person owning a beneficial interest in the global note must rely on the procedures of DTC and, if that person is not a participant, those of the participant through which that person owns its interests, in order to exercise any rights of a holder under the indenture or the holder's note.

   A global note is exchangeable for definitive notes in registered certificated form if:

  . DTC notifies us that it is unwilling or unable to continue as depositary for our global note and we fail to appoint a successor depository within 90 days of that notice, or DTC has ceased to be a clearing agency registered under the Exchange Act;

  . we notify the trustee in writing that we desire the issuance of the notes in certificated form; or

  . there shall have occurred and be continuing a default or an event of default with respect to the notes.

In all cases, certificated notes delivered in exchange for any global note will be registered in the names, and issued in any approved denominations, required by or on behalf of the depositary.

Conversion Rights

   You may convert any portion of a note, in multiples of $1,000, into shares of our common stock at any time until the maturity date, unless previously redeemed or repurchased, at a conversion rate of 21.8926 shares of common stock per $1,000 principal amount of notes. This is equivalent to an approximate conversion price of $45.68 per share of common stock. This conversion rate is subject to adjustment upon specific events as described below. The right to convert a note called for redemption or delivered for repurchase will terminate at the close of business on the business day immediately preceding the redemption date or the repurchase date, as the case may be.

   You may convert a note by delivering the note to the corporate trust office of the trustee in New York City, accompanied by a duly signed and completed notice of conversion. You may obtain this conversion notice at the office of the trustee.

   As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of common stock issuable upon conversion, together with a cash payment instead of any fraction of a share. The shares of common stock issuable upon conversion of the notes will be fully paid and nonassessable and will rank equal to the other shares of our common stock outstanding. If a note is surrendered for conversion on or after a record date for interest payments, but before the next interest payment date, and we have not called the note for redemption on a redemption date during the period beginning on the record date and ending on the third business day after the interest payment date, the note must be accompanied by payment equal to the interest payable on the next interest payment date. In the case of any note which has been converted after any record date for interest payments but before the next succeeding interest payment date, interest will be payable on that interest payment date notwithstanding a conversion, and the interest shall be paid to the holder of the converted note on the record date. If you surrender a note for conversion on a date that is not after a record date and on or after an interest payment date, you will not receive any interest for the period from the prior interest payment date to the date of conversion or for any later period. No other payment or adjustment for interest, or for any dividends in respect of common stock, will be made upon conversion. Holders of common stock issued upon conversion will not be entitled to receive any dividends payable to holders of common stock as of any record time or date before the close of business on the conversion date.

   A holder delivering a note for conversion will not be required to pay any taxes or duties in respect of the issue or delivery of common stock on conversion. However, if the common stock will be issued or delivered in a name other than that of the holder of the note, the holder will be required to pay any tax or duty which may be payable in respect of the transfer. Certificates representing shares of common stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

   We will adjust the conversion rate of the notes if we:

  . issue dividends or other distributions, payable in common stock on shares of our common stock;

  . issue to all holders of our common stock rights to subscribe for or purchase common stock at less than the then current market price;

  .  subdivide, combine or reclassify our common stock;

  . distribute to all holders of common stock evidences of our indebtedness, shares of capital stock, cash or assets, including securities, but excluding:

      .  those dividends and rights, and distributions referred to above;

      .  dividends and distributions paid exclusively in cash;

      . distributions upon mergers or consolidations resulting in a reclassification, conversion, exchange or cancellation of our common stock;

  . pay a cash dividend or distribution to the holders of our common stock, if, when aggregated with all other all-cash distributions and cash and consideration payable through a tender offer by us, or a subsidiary, made during the prior 12 months for which an adjustment to the conversion rate was not made, the dividend, distribution or repurchase exceeds 10% of our market capitalization.

  . complete a tender offer for our common stock which involves aggregate consideration that together with (a) cash and other consideration payable in a tender offer by us, or a subsidiary for our common stock expiring within the 12 months preceding the expiration of that tender offer for which no adjustment was made and (b) the amount of any all-cash distributions referred to in the bullet point immediately above to all holders of our common stock within the 12 months preceding the expiration of that tender offer for which no adjustment was made, exceeds 10% of our market capitalization on the expiration of the tender offer.

We are not required to adjust the conversion rate until the cumulative adjustments amount to 1.0% or more of the conversion rate. We will give notice by mail of any adjustments.

   If we are consolidated or merged with another entity that results in the reclassification, conversion, exchange or cancellation of our common stock, or if we sell or transfer all or substantially all of our assets, each note will automatically become convertible only into the consideration receivable upon this event by the holders of our common stock.

   If we make a distribution of property to our stockholders which would be taxable to them as a dividend for United States federal income tax purposes and the number of shares into which notes are convertible is increased, the increase may be deemed for federal income tax purposes to be the payment of a taxable dividend to holders of notes.

Subordination

   All payments on the notes are subordinated to the prior payment in full of all our senior indebtedness. Senior indebtedness includes indebtedness evidenced by a credit or loan agreement, note, bond or other written obligation, all obligations for money borrowed and specified types of leases. The principal amount of outstanding senior indebtedness was approximately $237.7 million at March 31, 1999. The indenture does not limit our ability or our subsidiaries' ability to incur senior indebtedness or any other indebtedness. Our obligations under the notes will be effectively subordinated to all liabilities of our subsidiaries.

   In addition, the subordination provisions of the indenture prevent us from making any payments on the notes if:

  . we fail to pay any amounts due on any designated senior debt, as defined in the indenture, beyond the applicable grace period; or

  . any other event of default occurs and is continuing under any designated senior debt that permits its holders to accelerate the maturity of that debt, and the trustee receives a payment blockage notice of the default from us, from a holder of the designated senior debt or from other persons permitted to give notice under the indenture.

   We may resume making payments on the notes once a payment default on the designated senior debt is cured or waived.

   We may also resume making payments on the notes following a nonpayment default on the designated senior debt on the earlier of the date on which the default is cured or waived or 179 days after the date on which the payment blockage notice is received. No new payment blockage period may be commenced unless:

  . 365 days have passed since the trustee's receipt of the prior payment blockage notice; and

  . all scheduled payments of principal, premium, if any, and interest on the notes that have come due have been paid in full in cash.

   As a result of the subordination provisions, in the event of our dissolution, winding up, liquidation, reorganization, bankruptcy, insolvency, receivership or other similar proceedings, holders of the notes may receive less than other creditors on a ratable basis.

   In addition, the notes are structurally subordinated to all indebtedness and other liabilities of our subsidiaries.

Optional Redemption

   We may not redeem the notes prior to March 20, 2001. We may redeem the notes on and after March 20, 2001, at our option, in whole or in part, upon not less than 30 nor more than 60 days notice to each holder, at the prices set forth below. However, we may not redeem the notes on or after March 20, 2001 and before March 20, 2003 unless the last reported bid price for our common stock equals or exceeds 140% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days ending within five trading days of the call for redemption.

   The redemption price, expressed as a percentage of principal amount, is as follows for the 12-month periods beginning on March 20 of the years indicated below:

                                                                      Redemption
      Year                                                              Price
      ----                                                            ----------
      2001...........................................................   103.57%
      2002...........................................................   102.86
      2003...........................................................   102.14
      2004...........................................................   101.43
      2005...........................................................   100.71

and thereafter is equal to 100% of the principal amount, in each case together with accrued interest to the date of redemption.

Payment

   The principal of notes will be payable in U.S. dollars, when the notes are surrendered at the corporate trust office of the trustee in New York City. Payment will be made by check drawn on a bank in New York City, or, if requested by holders with more than $2,000,000 of notes, by transfer to an account maintained by the holder with a bank in New York City. Interest payments on each note will be made to the person in whose name the note is registered at the close of business on the February 15 or the August 15 preceding the relevant interest payment date. Interest payments are payable in U.S. dollars and made by a check drawn on a bank in New York City mailed to the holder at the holder's registered address. In addition, if requested by a holder with more than $2,000,000 of notes, interest payments may be made by transfer to an account maintained by the holder with a bank in New York City. No transfer to an account will be made unless the trustee has received written wire instructions at least 15 days prior to the relevant payment date.

   Payments on any global note registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee. The trustee will not have any responsibility or liability for the actions and practices of DTC or any of its participants or indirect participants.

   Any payment on the notes due on any day which is not a business day may be made on the next business day.

   We have initially appointed the trustee as paying agent and conversion agent. We may at any time terminate the appointment of any paying agent or conversion agent and appoint additional or other paying agents and conversion agents. Notice of any termination or appointment and of any change in the office through which any paying agent or conversion agent will act will be given in accordance with "--Notices" below.

   All moneys deposited by us with the trustee or any paying agent for any payment on any notes which remain unclaimed at the end of two years after payment has become due will be repaid to us, and the holder of the note must then look only to us for payment.

Repurchase at Option of Holders Upon a Change in Control

   If a change in control, as defined below, occurs, we must mail holders of notes a notice within 30 days of the change in control describing the transaction or transactions that constitute the change of control and offering to purchase notes on the date specified in the notice. If a change in control occurs, each holder of notes may require us to purchase the holder's notes in integral multiples of $1,000. We will repurchase the notes for an amount of cash equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the date of purchase.

   Instead of repurchasing notes for cash, we may, at our option, deliver to holders of notes shares of our common stock valued at 95% of the average of the closing bid prices for the five trading days immediately preceding and including the third day prior to the repurchase date. However, payment may not be made in our common stock unless we satisfy specific conditions with respect to the payment prior to the repurchase date.

   A change in control means:

  1. the acquisition by any person, including any group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than an acquisition of capital stock by us, any subsidiary of us or any of our employee benefit plans; or

  2. any consolidation or merger of us with or into, any other person, any merger of another person into us, or any conveyance, sale, transfer or lease of all or substantially all of our assets to another person, other than:

    . a transaction which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and where the holders of our common stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after the transaction; and

    . any merger which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of common stock only into shares of common stock;

   A change in control is not deemed to have occurred if:

  . the closing bid price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change in control or the public announcement of the change in control, in the case of a change in control under the first bullet point above, or the period of 10 consecutive trading days ending immediately before the change in control, in the case of a change in control under the second bullet point above, shall equal or exceed 105% of the conversion price of the notes in effect on each of these trading days; or

  . all of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights, in a merger or consolidation constituting the change of control consists of shares of common stock traded on a national securities exchange or on the Nasdaq National Market or will be so traded immediately following the change of control.

   In connection with any purchase offer, we will comply with the provisions of Rule 13e-4, 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable.

   The change in control feature of the notes would not necessarily afford holders protection in the event of highly leveraged or other transactions involving us that may adversely affect holders.

   Our ability to repurchase notes upon the occurrence of a change in control is subject to limitations. We may not have the financial resources, or may not be able to arrange financing, to pay the repurchase price for all the notes that might be delivered seeking to exercise the repurchase right. Moreover, although we may elect to pay the repurchase price for the notes using shares of our common stock, our ability to repurchase notes may be limited or prohibited by the terms of borrowing arrangements, including the indenture governing our 11 1/4% senior notes due 2008 and other senior indebtedness. If we fail to repurchase the notes when required following a change in control this would result in an event of default under the indenture and our other senior indebtedness. A default may, in turn, cause a default under our senior indebtedness. In addition, the occurrence of a change in control could result in an event of default under the terms of the indenture governing our 11 1/4% senior notes due 2008 or under the terms of our other senior indebtedness. As a result, any repurchase of the notes would, absent a waiver, be prohibited under the subordination provisions of the indenture until the senior indebtedness is paid in full. In addition, our repurchase of notes as a result of the occurrence of a change in control may be prohibited or limited by, or create an event of default under, the terms of agreements related to borrowings which we may enter into from time to time, including agreements relating to senior indebtedness. See "--Subordination."

Covenant Regarding Use of Proceeds

   We will use the net proceeds of the sale of the notes, other than up to $48.475 million, to finance the purchase or other acquisition of any property, inventory, asset or business directly or indirectly, by us or any Restricted Subsidiary used in, or to be used in, the System and Network Management Business, or for other purposes as may be permitted by the indenture for our 11 1/4% senior note due 2008. "Restricted Subsidiary" shall mean any subsidiary that has not been designated an "Unrestricted Subsidiary" pursuant to the indenture for our 11 1/4% senior notes due 2008. "System and Network Management Business" means:

  .  server and other hardware hosting;

  . connectivity, data networking, telecommunications or content for computer or data networks or systems;

  .  management of computer or data networks or systems;

  . technology services, equipment sales or leasing or software licensing for computer or data networks or systems, including Internet Protocol and any successor protocol(s) based networks; and

  . businesses reasonably related, complementary or incidental to the items listed above.

Mergers and Sales of Assets by Exodus

   We may not consolidate with or merge into any other entity or convey, transfer, sell or lease our properties and assets substantially as an entirety to any entity unless:

  . the surviving entity or the person to which our properties and assets are so conveyed, transferred, sold or leased shall be a corporation, limited liability company, partnership or trust organized under the laws of the United States, any state or the District of Columbia and, if other than us, shall expressly assume the payment of the notes and the performance of our other covenants under the indenture; and

  . immediately after giving effect to this transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing.

Events of Default

   The following are events of default under the indenture:

  (1) failure to pay principal of or premium, if any, on any note when due, whether or not the payment is prohibited by the subordination provisions of the notes and the indenture;

  (2) failure to pay any interest, including any liquidated damages, on any note when due, continuing for 30 days, whether or not the payment is prohibited by the subordination provisions of the notes and the indenture;

  (3) failure to provide an offer to purchase in the event of a change in control whether or not the offer to purchase is prohibited by the subordination provisions of the notes and the indenture;

  (4) failure to perform any of our other covenants in the indenture, continuing for 60 days after written notice as provided in the indenture;

  (5) any default by us or any significant subsidiary, in payment with respect to amounts in excess of $10.0 million due under any other indebtedness if the default shall have continued after any applicable grace period and, if not already matured at its final maturity, the holder of the indebtedness shall have the right to accelerate the indebtedness;

  (6) any event of default as defined in any of our other indebtedness in excess of $10.0 million shall have occurred and the indebtedness, if not already matured at its final maturity, shall have been accelerated; and

  (7) specified events of bankruptcy, insolvency or reorganization with respect to us or any significant subsidiary.

   Generally, the trustee will be under no obligation to exercise any of its rights under the indenture, unless holders shall have offered reasonable indemnity to the trustee. Upon providing for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

   If an event of default, other than as specified in clause number 7 above, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may, subject to the subordination provisions of the indenture, accelerate the maturity of all notes. However, after acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may rescind and annul the acceleration if all events of default, other than the non-payment of principal of the notes which have become due solely by declaration of acceleration, have been cured or waived as provided in the indenture. If an event of default as specified in clause number 7 above occurs and is continuing, then the principal of, and accrued interest on, all the notes shall automatically become immediately due and payable without any declaration or other act on the part of the holders of the notes or the trustee.

   No holder of any note will have any right to institute any proceeding with respect to the indenture or for any remedy under the indenture, unless:

  . the holder shall have previously given to the trustee written notice of a continuing event of default; and

  . the holders of at least 25% in aggregate principal amount of the outstanding notes shall have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with the request and shall have failed to institute the proceeding within 60 days.

However, these limitations do not apply to a suit instituted by a holder of a note for the enforcement of payment on the note on or after the due dates expressed in the note or of the right to convert the note in accordance with the indenture.

Meetings, Modification and Waiver

   The indenture contains provision for convening meetings of the holders of notes to consider matters affecting their interests.

   Limited modifications of the indenture may be made without obtaining the consent of the holders of the notes. Other modifications and amendments of the indenture may be made, and various past defaults by us may be waived, either:

  . with the written consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding; or

  . by the adoption of a resolution, at a meeting of holders of the notes at which a quorum is present, by the holders of at least 66 2/3% in aggregate principal amount of the notes represented at the meeting.

   However, the consent of the holder of each outstanding note affected is required to approve modifications or amendments of the notes that would:

  . change the stated maturity of the principal of, or any installment of interest on, any note;

  . reduce the principal amount of, or the premium, if any, or interest on, any note;

  .  reduce the amount payable upon a redemption or mandatory repurchase;

  . modify the provisions with respect to the repurchase right of the holders in a manner adverse to the holders;

  .  change the place or currency of payment on any note;

  . impair the right to institute suit for the enforcement of any payment on any note;

  .  modify our obligation to maintain an office or agency in New York City;

  . except as otherwise permitted or contemplated by specified provisions in the indenture, adversely affect the right of holders to convert any of the notes or to require us to repurchase any note other than as provided in the indenture;

  . modify the subordination provisions in a manner adverse to the holders of the notes;

  . reduce the above-stated percentage of outstanding notes necessary to modify or amend the indenture;

  . reduce the percentage of aggregate principal amount of outstanding notes necessary for waiver;

  . reduce the percentage in aggregate principal amount of outstanding notes required for the adoption of a resolution or the quorum required at any meeting of holders of notes; or

  . modify our obligation to deliver information required under Rule 144A to permit resales of notes and common stock issuable upon conversion of the notes in the event we cease to be subject to reporting requirements under the United States securities laws.

   The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of the aggregate principal amount.

   The holders of a majority in aggregate principal amount of the outstanding notes may waive compliance by us with various restrictive provisions of the indenture by written consent or by the adoption of a resolution at a meeting. The holders of a majority in aggregate principal amount of the outstanding notes also may waive any past default under the indenture, except a default in the payment of principal, premium, if any, or interest, by written consent.

Registration Rights

   We have entered into a registration rights agreement with the initial purchasers of the notes. Under this agreement we must, at our own expense:

  . file with the SEC, within 90 days after the date of original issuance of the notes, a shelf registration statement covering resales of the notes and the common stock issuable on conversion of the notes;

  . use all reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act within 180 days after the date of original issuance of the notes; and

  . use all reasonable efforts to keep effective the shelf registration statement until two years after the date it is declared effective or, if earlier, until there are no outstanding unregistered notes or common stock issuable on conversion of the notes.

   We are permitted to suspend the use of the prospectus which is part of the shelf registration statement during periods of time, not to exceed an aggregate of 45 days in any 90-day period, or an aggregate of 90 days in any 365-day period, under specific circumstances relating to pending corporate developments, public filings with the SEC and other events.

   We will provide to each holder copies of the prospectus that is a part of the shelf registration statement, notify each holder when the shelf registration statement has become effective and take other actions as are required to permit public resales of the notes and the common stock issuable on conversion of the notes.

   If the shelf registration statement ceases to be effective, or the holders are otherwise prevented or restricted by us from effecting sales while the shelf registration statement is supposed to be effective, for more than 45 days during any 90 day period, or for more than 90 days during any 12-month period then, in either case, the interest rate borne by the notes will increase by an additional 0.5% per annum until the time the failure is cured.

   A holder who elects to sell any securities pursuant to the shelf registration statement:

  . will be required to be named as a selling security holder in the related prospectus;

  .  may be required to deliver a prospectus to purchasers;

  . may be subject to civil liability provisions under the Securities Act in connection with the sales; and

  . will be bound by the provisions of the registration rights agreement which are applicable to a holder making the election, including indemnification provisions.

   We have mailed a notice and questionnaire to the holders of the notes. Unless a holder has returned a completed and signed notice and questionnaire to us by the deadline for response set forth in the notice, that holder is not entitled to:

  . be named as a selling security holder in the shelf registration statement as of the effective time of the shelf registration statement; and

  . use the prospectus forming a part of the shelf registration statement for offers and resales of notes or common stock at any time.

   We will, upon the request of any holder of securities that has not previously elected to have their securities included, as promptly as reasonably practicable, send a notice and questionnaire to the holder. We will not be required to name that holder as a selling securityholder in the shelf registration statement until that holder has returned a completed and signed notice and questionnaire to us. Following our receipt of the notice and questionnaire, we will as promptly as practicable include the securities listed in the notice and questionnaire in the shelf registration statement, if not previously included.

Title

   Exodus, the trustee, any paying agent and any conversion agent may treat the registered owner of any note as the absolute owner for the purpose of making payment and for all other purposes.

Notices

   Notice to holders of the notes will be given by mail to the addresses of the holders as they appear in the security register. These notices will be deemed to have been given on the date of mailing.

Replacement of Notes

   We will replace notes that become mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction of the note satisfactory to us and the trustee. If a note is lost, stolen or destroyed, indemnity satisfactory to the trustee and us may be required at the expense of the holder before a replacement note will be issued.

Governing Law

   The indenture and the notes are governed by and construed in accordance with the laws of the State of New York.

The Trustee

   In case an event of default shall occur and shall not be cured, the trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have offered to the trustee reasonable security or indemnity.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

   The following is a general discussion of material U.S. federal income tax considerations relevant to holders of the notes and common stock into which the notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service rulings and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect, or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding notes or common stock. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder's circumstances; for example, persons subject to the alternative minimum tax provisions of the Code. Also, it is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, tax-exempt organizations, foreign persons and persons holding notes or common stock as part of a hedging or conversion transaction or straddle or persons deemed to sell notes or common stock under the constructive sale provisions of the Code may be subject to special rules. The discussion also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law. In addition, this discussion is limited to persons who will hold the notes and common stock as "capital assets" within the meaning of
Section 1221 of the Code.

   All prospective purchasers of the notes are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes and the common stock.

 Interest

   Stated interest on the notes will generally be includable in a holder's gross income and taxable as ordinary income for U.S. federal income tax purposes at the time it is paid or accrued in accordance with the holder's regular method of accounting.

 Market Discount

   The market discount rules discussed below will apply, subject to a de minimis exception, if the stated redemption price at maturity of the note exceeds a holder's tax basis in the note immediately after the holder's acquisition of the note.

   If a note has market discount, then some or all of any gain realized upon a subsequent disposition (including a sale or a taxable exchange) or redemption at maturity of the note may be treated as ordinary income.

   The amount of market discount treated as having accrued will be determined either on a ratable basis, or if a holder so elects, on a constant interest method. Upon any subsequent disposition (including a gift or redemption at maturity) of the note (other than in connection with certain nonrecognition transactions but not including conversion of the note), the lesser of the gain on the disposition (or appreciation in the case of a gift) or the portion of the market discount that accrued while the note was held will be treated as ordinary interest income at the time of disposition.

   In lieu of including accrued market discount in income at the time of disposition, a holder may elect to include market discount in income currently. Unless a holder so elects, the holder may be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry such note until the holder disposes of the note. The election to include market discount in income currently, once made, is irrevocable and applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

   A Department of Treasury legislative proposal would require accrual basis taxpayers to include market discount in income as it accrues. The holder's yield for purposes of determining and accruing market discount would be limited to the greater of (1) the original yield-to-maturity of the debt instrument plus 5 percentage points, or (2) the applicable Federal rate at the time the holder acquired the debt instrument plus 5 percentage points. The proposal would be effective for debt instruments acquired on or after the date of enactment.

 Bond Premium

   Generally, the holder of a note has bond premium, if the holder's basis in the note (reduced by, in the case of a convertible note, the value attributable to the conversion feature of the note) exceeds the stated redemption price at maturity of the note. Pursuant to Treasury Regulations, the value of the conversion feature may be determined under any reasonable method. If the taxpayer so elects, an allocable portion of the bond premium can be used to offset interest income on the bond.

 Conversion of Notes Into Common Stock

   A holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except to the extent the common stock is considered attributable to accrued interest not previously included in income (which is taxable as ordinary income). Cash received in lieu of a fractional share of common stock should generally be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional share generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share. The adjusted basis of shares of common stock received on conversion will equal the adjusted basis of the Note converted (reduced by the portion of adjusted basis allocated to any fractional share of common stock exchanged for cash). The holding period of the common stock received on conversion will generally include the period during which the converted notes were held prior to conversion. However, a holder's tax basis in shares of common stock considered attributable to accrued interest as described above, generally will equal the amount of such accrued interest included in income, and the holding period for such shares shall begin as of the date of the conversion.

   The conversion price of the notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of Exodus' current and/or accumulated earnings and profits, if, and to the extent that certain adjustments in the conversion price, which may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of common stock), increase the proportionate interest of a holder of notes in the fully diluted common stock, whether or not such holder ever exercises its conversion privilege. Moreover, if there is not a full adjustment to the conversion ratio of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding common stock in the assets or earnings and profits of Exodus, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of Exodus' current and/or accumulated earnings and profits. Therefore, holders may recognize income in the event of a deemed distribution even though they may not receive any cash or property.

 Sale, Exchange or Retirement of the Notes

   Each holder generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) such holder's adjusted tax basis in the notes. Any such gain or loss recognized on the sale, exchange, redemption, retirement or other disposition of a note will generally be capital gain or loss and will generally be long-term capital gain or loss if the note has been held or deemed held for more than 12 months at the time of the sale or exchange. Generally, the long term capital gains rate for individuals is 20%. Capital gain that is not long term capital gain is taxed at ordinary income rates. A holder's initial basis in a note will be the amount paid therefor.

 The Common Stock

   Distributions, if any, paid on the common stock after a conversion, to the extent made from current and/or accumulated earnings and profits of Exodus, as determined for U.S. federal income tax purposes, will be included in a holder's income as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) as they are paid. Gain or loss realized on the sale or exchange of common stock will equal the difference between the amount realized on such sale or exchange and the holder's adjusted tax basis in such common stock. Such gain or loss will generally be long-term capital gain or loss if the holder has held or is deemed to have held the common stock for more than 12 months. Generally, the long term capital gains rate for individuals is 20%. Capital gain that is not long term capital gain is taxed at ordinary income rates.

 Information Reporting and Backup Withholding

   A holder of notes or common stock may be subject to "backup withholding" at a rate of 31% with respect to certain "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the notes. These backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) the IRS provides notification that the holder has furnished us with an incorrect TIN, (iii) fails to report properly interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder's federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.

   Exodus will report to the holders of notes and common stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

   THE PRECEDING DISCUSSION OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND THE COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

                          DESCRIPTION OF SENIOR NOTES

The Senior Notes

   In July 1998, we issued $200 million of 11 1/4% senior notes due 2008 under an indenture between us and Chase Manhattan Bank and Trust Company, National Association, as trustee.

 Principal, Maturity and Interest

   The senior notes are unsecured obligations, and mature on July 1, 2008. Interest on the senior notes accrues at the rate of 11 1/4% per year, payable semi-annually on January 1 and July 1 of each year, commencing January 1, 1999. We have placed in escrow enough cash to meet the requirement of the first four interest payments due on the senior notes.

 Optional Redemption

   The senior notes will be redeemable at our option, in whole or in part, at any time or from time to time, on or after July 1, 2003 at the following redemption prices, expressed in percentages of principal amount, plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing July 1 of the years set forth below:

                                                                      Redemption
     Year                                                               Price
     ----                                                             ----------
     2003............................................................  105.625%
     2005............................................................  103.750%
     2005............................................................  101.875%
     2006............................................................  100.000%

   In addition, at any time prior to July 1, 2001, we may redeem up to 35% of the aggregate principal amount of the senior notes with the net proceeds of one or more sales of common stock or other specific types of preferred stock at a redemption price of 111.25%, plus accrued and unpaid interest. However, at least 65% of the original principal amount of the senior notes initially issued must remain outstanding following a redemption.

 Change of Control

   Upon a change of control, as defined in the indenture governing the senior notes, we would be required to make an offer to purchase the senior notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any. We may not have sufficient funds available at the time of any change of control to make any required debt repayment, including repurchases of the senior notes. The definition of change of control in the senior note indenture differs in a number of respects from the definition of change of control in the indenture for the 5% convertible subordinate notes.

 Ranking

   The indebtedness evidenced by the senior notes ranks equally in right of payment with all or our existing and future unsubordinated indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness, including the 5% convertible subordinated notes.

 Covenants

   The senior notes indenture restricts our ability to:

  . incur additional indebtedness and the use of proceeds in connection with incurring additional indebtedness;

  .  pay dividends or make other specified restricted payments;

  .  incur specific types of liens to secure indebtedness; or

  .  engage in merger transactions.

   There are significant "carve-outs" and exceptions to these covenants.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. As of May 11, 1999, there were outstanding 41,150,011 shares of common stock held of record by approximately 392 stockholders, warrants to purchase 133,332 shares of common stock and outstanding options to purchase 10,534,468 shares of common stock. No shares of preferred stock are outstanding.

   At our annual meeting of stockholders to be held on June 2, 1999, our stockholders will vote on a proposal to increase the number of authorized shares of our common stock from 100,000,000 to 300,000,000.

Common Stock

   Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available when and in amounts as our board may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors.

Preferred Stock

   Our board is authorized, subject to limitations prescribed by Delaware law, to provide for the issuance of shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the powers, designations, preferences and rights of the shares of each wholly unissued series and designate any qualifications, limitations or restrictions and to increase or decrease the number of shares of any series, but not below the number of shares of the series then outstanding, without any further vote or action by the stockholders. The issuance of preferred stock with voting or conversion rights could adversely affect the voting power or other rights of the holders of common stock and may have the effect of delaying, deferring or preventing a change in control of us. We have no current plan to issue any shares of preferred stock.

Warrants

   As of May 11, 1999, we had outstanding warrants to purchase 133,332 shares of common stock at a weighted average per share exercise price of $7.18. A warrant for 120,000 shares of common stock will expire in April 2007 and a warrant for 13,332 shares of common stock will expire in December 2007.

Anti-Takeover Provisions

 Delaware Law

   We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from entering into a "business combination" with any "interested stockholder" for a three-year period after the date of the transaction in which the person became an interested stockholder unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or transaction resulting in a financial benefit to an interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of Exodus' voting capital stock. Our certificate of incorporation and bylaws do not exclude us from the restrictions imposed under Section 203. The provisions of

Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder. These provisions may have the effect of deterring hostile takeovers or delaying changes in control of Exodus, which could depress the market price of our Common Stock and which could deprive the stockholders of opportunities to realize a premium on shares of the Common Stock held by them.

 Charter and Bylaw Provisions

   Our certificate of incorporation and bylaws contain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change management. For instance, our certificate of incorporation provides that stockholders may not take action by written consent but may only act at a stockholders' meeting, and that special meetings of our stockholders may only be called by the Chairman of the board or a majority of the board.

 Stockholder Rights Plan

   In January 1999, we adopted a stockholder rights plan. The plan is designed to protect the long-term value of Exodus for our stockholders during any future unsolicited acquisition attempt. In connection with the plan, we declared a dividend of one preferred share purchase right for each share of our common stock outstanding on February 11, 1999 and further directed the issuance of one right with respect to each share of our common stock that is issued after February 11, 1999, except in specified circumstances. The rights will expire on January 27, 2009. The rights are initially attached to our common stock and will not trade separately. If a person or a group acquires 15% or more of our common stock (an "Acquiring Person"), or announces an intention to make a tender offer for our common stock the consummation of which would result in a person or group becoming an Acquiring Person, then the rights will be distributed (the "Distribution Date") and will thereafter trade separately from the common stock. Upon the Distribution Date, each right may be exercised for 1/100th of a share of a newly-designated Series A Junior Participating Preferred Stock at an exercise price of $350. The preferred stock has been structured so that the value of 1/100th of a share of the preferred stock will approximate the value of one share of common stock. Upon a person becoming an Acquiring Person, holders of the rights (other than the Acquiring Person) will have the right to acquire shares of our common stock at a substantially discounted price, in lieu of the preferred stock. Additionally, if after the Distribution Date, we are acquired in a merger or other business combination, or 50% or more of our assets are sold in a transaction with an Acquiring Person, the holders of rights (other than the Acquiring Person) will have the right to receive shares of common stock of the acquiring corporation at a substantially discounted price. After a person has become an Acquiring Person, our board of directors may, at its option, require the exchange of outstanding rights (other than those held by the Acquiring Person) for common stock at an exchange ratio of one share of common stock per right. The board also has the right to redeem outstanding rights at any time prior to the Distribution Date (or later in specified circumstances) at a price of $0.001 per right. The terms of the rights, including the period to redeem the rights, may be amended by the board in specified circumstances.

Registration Rights

   Holders of approximately 3,322,222 shares of our common stock have rights to require us to register those shares under the Securities Act. Subject to limitations, if requested by the holders of these shares, we must file a registration statement covering all securities requested to be included by all holders with registration rights. In addition, if we propose to register any of our shares of common stock under the Securities Act other than in connection with an employee benefit plan or corporate acquisitions, mergers or reorganizations, the holders of stock with registration rights may require us to include all or a portion of their shares in the registration, subject to rights of any managing underwriter to limit the number of shares in any offering.

   Further, holders of common stock with registration rights may require us to register all or any portion of their common stock on Form S-3, subject to various conditions and limitations. We may be required to effect up to two registrations per year.

   All expenses incurred in connection with the registrations, other than underwriters' discounts and commissions, will be borne by us, except that the holders of common stock with registration rights will bear the expenses of any Form S-3 registrations after the first registration. The registration rights expire in March 2005. In addition, no holder of common stock will be entitled to registration rights if and so long as the holder can sell all of its shares in compliance with Rule 144 of the Securities Act during any 90-day period.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for our common stock is Boston EquiServe Limited Partnership.

                                 LEGAL MATTERS

   Fenwick & West LLP, Palo Alto, California, will provide Exodus with an opinion as to legal matters in connection with the notes and the common stock. Winthrop, Stimson, Putnam & Roberts, New York, New York, will provide an opinion as to legal matters related to the laws of the State of New York in connection with the notes.

                                    EXPERTS

   The consolidated financial statements and related schedule of Exodus as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          EXODUS COMMUNICATIONS, INC.

                               U.S. $250,000,000
                       5% Convertible Subordinated Notes
                               Due March 15, 2006
                                      and
                        5,473,150 Shares of Common Stock
                     Issuable Upon Conversion of the Notes


                               ----------------

                                   PROSPECTUS

                               ----------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

   The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee.

     Securities and Exchange Commission registration fee.............. $ 69,500
     Nasdaq National Market filing fee................................   17,500
     Accounting fees and expenses.....................................   10,000
     Legal fees and expenses..........................................   50,000
     Miscellaneous....................................................   53,000
                                                                       --------
         Total........................................................ $200,000
                                                                       ========

ITEM 15. Indemnification of Directors and Officers.

   As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Registrant provide that: (i) the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law; (ii) the Registrant may, in its discretion, indemnity other officers, employees and agents as set forth in the Delaware General Corporation Law; (iii) upon receipt of an undertaking to repay such advances if indemnification is determined to be unavailable, the Registrant is required to advance expenses, as incurred, to its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law in connection with a proceeding (except if a determination is reasonably and promptly made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding or, in certain circumstances, by independent legal counsel in a written opinion that the facts known to the decision-making party demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in, or not opposed to, the best interests of the corporation); (iv) the rights conferred in the Bylaws are not exclusive and the Registrant is authorized to enter into indemnification agreements with its directors, officers and employees and agents; (v) the Registrant may not retroactively amend the Bylaw provisions relating to indemnify; and (vi) to the fullest extent permitted by the Delaware General Corporation Law, a director or executive officer will be deemed to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Registrant and, with respect to any criminal action or proceeding, to have had no reasonable cause to believe that his or her conduct was unlawful if his or her action is based on the records or books of account of the corporation or on information supplied to him or her by officers of the corporation in the course of their duties or on the advice of legal counsel for the corporation or on information or records given or reports made to the corporation by independent certified public accountants or appraisers or other experts.

   The Registrant's policy is to enter into indemnification agreements with each of its directors and executive officers. The indemnification agreements provide that directors and executive officers will be indemnified and held harmless to the fullest possible extent permitted by law including against all expenses (including attorneys' fees), judgments, fines and settlement amounts paid or reasonably incurred by them in any action, suit or proceeding, including any derivative action by or in the right of the Registrant, on account of their services as directors, officers, employees or agents of the Registrant or as directors, officers, employees or agents of any other company or enterprise when they are serving in such capacities at the request of the Registrant. The Registrant will not be obligated pursuant to the agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims (i) initiated or brought voluntarily by the indemnified party and not by way of defense, except with respect to a proceeding to establish or enforce a right to indemnification under the indemnification agreements or any other agreement or insurance policy or under the Registrant's Certificate of Incorporation or Bylaws now or hereafter in effect relating to indemnification, or authorized by the Board of Directors or as otherwise required under Delaware statute or law, regardless of whether the indemnified party is ultimately determined to be entitled to such indemnification, (ii) for expenses and the payment of profits arising from the purchase and sale by the indemnified party of securities in violation of Section 16(b) of the Securities Exchange Act of 1934 or any similar successor statute or (iii) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

   The indemnification agreement also provides for contribution in certain situations in which the Registrant and a director or executive officer are jointly liable for indemnification is unavailable, such contribution to be based on the relative benefits received and the relative fault of the Registrant and the director or executive officer. No contribution is allowed to a person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act of 1933) from any person who was not found guilty of such fraudulent misrepresentation.

   The indemnification agreement requires a director or executive officer to reimburse the Registrant for all expenses advanced only to the extent it is ultimately determined that the director or executive officer is not entitled, under Delaware law, the Bylaws, the indemnification agreement or otherwise, to be indemnified for such expenses. The indemnification agreement provides that it is not exclusive of any rights a director or executive officer may have under the Certificate of Incorporation, Bylaws, other agreements, any majority-in-interest vote of the stockholders or vote of disinterested directors, Delaware law or otherwise.

   The indemnification provision in the Bylaws, and the form of indemnification agreements entered into between the Registrant and its directors and executive officers, may be sufficiently broad to permit indemnification of the Registrant's executive officers and directors for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

   As authorized by the Registrant's Bylaws, the Registrant, with approval by the Board, maintains director and officer liability insurance.

   In addition, Thadeus Mocarski, a director of the Registrant, is indemnified in certain circumstances by Fleet Financial Group, Inc.

ITEM 16. Exhibits.

   The following exhibits are filed herewith or incorporated by reference herein:

 Exhibit
 Number                               Exhibit Title
 -------                              -------------
 3.01    Registrant's Restated Certificate of Incorporation. (Incorporated by
         reference from Exhibit 3.07 to Registrant's Quarterly Report on Form
         10-Q for the quarter ended March 31, 1998).

 3.02    Certificate of Designations specifying the terms of the Series A
         Junior Participating Preferred Stock of the Registrant, as filed with the Delaware Secretary of State on January 28, 1999 (Incorporated by reference from Exhibit 3.02 to the Registrant's Registration Statement on Form 8-A filed with the Commission on January 29, 1999).

  3.03 Registrant's Bylaws. (Incorporated by reference from Exhibit 3.06 to the
       Registrant's Registration Statement on Form S-1 declared effective on
       March 18, 1998).

  3.04 Amendment to Registrant's Restated Certificate of Incorporation.
       (Incorporated by reference to Exhibit 3.04 to Registrant's Quarterly report on Form 10-Q for the quarter ended March 31, 1999 (the March 1999
       Form 10-Q")).

  4.01 Form of Specimen Certificate for Registrant's Common Stock.
       (Incorporated by reference from Exhibit 4.01 to the Form S-1).

  4.02 Form of Note for Registrant's 5% Convertible Subordinated Notes due
       March 15, 2006 (Incorporated by reference from Exhibit 4.05 to the March
       1999 Form 10-Q).

  4.03 Indenture between Exodus Communications, Inc. as Issuer and Chase
       Manhattan Bank and Trust Company, National Association, as Trustee dated
       March 1, 1999. (Incorporated by reference from Exhibit 4.06 to the March
       1999 Form 10-Q).

  4.04 Rights Agreement dated January 27, 1999 between Registrant and
       BankBoston, N.A., as Rights Agent (Incorporated by reference from
       Exhibit 4.04 to the 1999 Form 8-A).

  4.05 Purchase Agreement among the Registrant and Goldman Sachs & Co.,
       BancBoston Robertson Stephens Inc., BT Alex.Brown Incorporated,
       Donaldson, Lufkin & Jenrette Securities Corporation and Hambrecht &
       Quist LLC dated February 25, 1999 (Incorporated by reference from
       Exhibit 10.54 to the March 1999 Form 10-Q).

  4.06 Registration Rights Agreement among the Registrant and Goldman Sachs &
       Co., BancBoston Robertson Stephens Inc., BT Alex.Brown Incorporated,
       Donaldson, Lufkin & Jenrette Securities Corporation and Hambrecht &
       Quist LLC dated March 1, 1999. (Incorporated by reference from Exhibit
       10.55 to the March 1999 Form 10-Q).

  5.01 Opinion of Fenwick & West LLP.

  5.02 Opinion of Winthrop, Stimson, Putnam & Roberts.

 12.01 Statement regarding Computation of Ratios.

 23.01 Consent of Fenwick & West LLP (included in Exhibit 5.01).

 23.02 Consent of Winthrop, Stimson, Putnam & Roberts (included in Exhibit
       5.02).

 23.03 Consent of KPMG LLP, independent auditors.

 24.01 Power of Attorney (see page II-5).

 25.01 Statement of Eligibility of Trustee.

ITEM 17. Undertakings.

   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;
  (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that (i) and (ii) do not apply if the information required to be included in a post-effective amendment thereby is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Santa Clara, State of California, on this 20th day of May 1999.

                                          EXODUS COMMUNICATIONS, INC.

                                          By:     /s/ Richard S. Stoltz
                                            -----------------------------------
                                                    Richard S. Stoltz
                                                 Executive Vice President,
                                                         Finance,
                                             Chief Operating Officer and Chief
                                                     Financial Officer

                               POWER OF ATTORNEY

   Each individual whose signature appears below constitutes and appoints Ellen
M. Hancock and Richard S. Stoltz, and each of them, his true and lawful attorneys-in-fact and agents, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 415 promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                           Title                    Date
             ---------                           -----                    ----


Principal Executive Officer:

      /s/ Ellen M. Hancock           President and Chief              May 20, 1999
____________________________________ Executive  Officer and
         Ellen M. Hancock            Director


Principal Financial Officer and
Principal Accounting Officer:

      /s/ Richard S. Stoltz          Executive Vice President,        May 20, 1999
____________________________________ Finance  Chief Operating
         Richard S. Stoltz           Officer and
                                      Chief Financial Officer

             Signature                           Title                    Date
             ---------                           -----                    ----


Additional Directors:

     /s/ K.B. Chandrasekhar          Chairman of the Board of         May 20, 1999
____________________________________  Directors
        K.B. Chandrasekhar

   /s/ Frederick W.W. Bolander       Director                         May 20, 1999
____________________________________
      Frederick W.W. Bolander

       /s/ John R. Dougery           Director                         May 20, 1999
____________________________________
          John R. Dougery

        /s/ Mark Dubovoy             Director                         May 20, 1999
____________________________________
           Mark Dubovoy

        /s/ Max D. Hopper            Director                         May 20, 1999
____________________________________
           Max D. Hopper

       /s/ Peter A. Howley           Director                         May 20, 1999
____________________________________
          Peter A. Howley

       /s/ Daniel C. Lynch           Director                         May 20, 1999
____________________________________
          Daniel C. Lynch

     /s/ Thadeus J. Mocarski         Director                         May 20, 1999
____________________________________
        Thadeus J. Mocarski

       /s/ Kanwal S. Rekhi           Director                         May 20, 1999
____________________________________
          Kanwal S. Rekhi

                                 EXHIBIT INDEX

 Exhibit
 Number                               Exhibit Title
 -------                              -------------
  3.01   Registrant's Restated Certificate of Incorporation. (Incorporated by
         reference from Exhibit 3.07 to Registrant's Quarterly Report on Form
         10-Q for the quarter ended March 31, 1998).

  3.02   Certificate of Designations specifying the terms of the Series A
         Junior Participating Preferred Stock of the Registrant, as filed with the Delaware Secretary of State on January 28, 1999 (Incorporated by reference from Exhibit 3.02 to the Registrant's Registration Statement on Form 8-A filed with the Commission on January 29, 1999).

  3.03 Registrant's Bylaws. (Incorporated by reference from Exhibit 3.06 to the Registrant's Registration Statement on Form S-1 declared effective on March 18, 1998).

  3.04   Amendment to Registrant's Restated Certificate of Incorporation.
         (Incorporated by reference to Exhibit 3.04 to Registrant's Quarterly report on Form 10-Q for the quarter ended March 31, 1999 (the March
         1999 Form 10-Q")).

  4.01   Form of Specimen Certificate for Registrant's Common Stock.
         (Incorporated by reference from Exhibit 4.01 to the Form S-1).

  4.02   Form of Note for Registrant's 5% Convertible Subordinated Notes due
         March 15, 2006 (Incorporated by reference from Exhibit 4.05 to the
         March 1999 Form 10-Q).

  4.03   Indenture between Exodus Communications, Inc. as Issuer and Chase
         Manhattan Bank and Trust Company, National Association, as Trustee dated March 1, 1999. (Incorporated by reference from Exhibit 4.06 to the March 1999 Form 10-Q).

  4.04   Rights Agreement dated January 27, 1999 between Registrant and
         BankBoston, N.A., as Rights Agent (Incorporated by reference from
         Exhibit 4.04 to the 1999 Form 8-A).

  4.05   Purchase Agreement among the Registrant and Goldman Sachs & Co.,
         BancBoston Robertson Stephens Inc., BT Alex.Brown Incorporated,
         Donaldson, Lufkin & Jenrette Securities Corporation and Hambrecht &
         Quist LLC dated February 25, 1999 (Incorporated by reference from
         Exhibit 10.54 to the March 1999 Form 10-Q).

  4.06   Registration Rights Agreement among the Registrant and Goldman Sachs &
         Co., BancBoston Robertson Stephens Inc., BT Alex.Brown Incorporated,
         Donaldson, Lufkin & Jenrette Securities Corporation and Hambrecht &
         Quist LLC dated March 1, 1999. (Incorporated by reference from Exhibit
         10.55 to the March 1999 Form 10-Q).

  5.01   Opinion of Fenwick & West LLP.

  5.02   Opinion of Winthrop, Stimson, Putnam & Roberts.

 12.01   Statement regarding Computation of Ratios.

 23.01   Consent of Fenwick & West LLP (included in Exhibit 5.01).

 23.02   Consent of Winthrop, Stimson, Putnam & Robert (included in Exhibit
         5.02).

 23.03   Consent of KPMG LLP, independent auditors.

 24.01   Power of Attorney (see page II-5).

 25.01   Statement of Eligibility of Trustee.